UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: July 2011
Commission File Number: 000-51116
Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100020, People’s Republic of China
Fax number: +86 10 57586898

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Resignation of Director Shanyou Li
Beijing, China —July 18, 2011 — Ku6 Media Co., Ltd., (Nasdaq: KUTV) (“Ku6” or the “Company”), a leading Internet television company in China, today announces the resignation of director Shanyou Li, effective on July 18, 2011.
Bruno Wu, Chairman of the Board of Ku6, comments, “As a director of Ku6, Shanyou has provided valuable service to the Company. The Board would like to thank Shanyou and wish him well.”
About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading Internet television company in China. Through its two premier online brands and online video websites, www.ku6.com and www.juchang.com, Ku6 provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users. For more information about Ku6, please visit http://ir.ku6.com.
For more information, please contact:
Ms. Cheng Yu
Investor Relations Officer
Telephone +86 10 5758 6802 in Beijing
ir@ku6.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/ Tony Shen
	Name:	Tony Shen
	Title:	CFO

Date: July 18, 2011

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